Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC  20036
(202) 822-9611

Alison M. Fuller, Esq.
(202) 419-8412
afuller@stradley.com

March 19, 2010

Via EDGAR

Ms. Laura E. Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         MTB Group of Funds –
Registration Statement on Form N-14 (File Number: 333-165001)

Dear Ms. Hatch:

This letter (the “Response Letter”) responds to each of the comments that you provided on March 5, 2010 by telephone to Cillian M. Lynch and me regarding the registration statement on Form N-14 (the “Registration Statement”) filed by the MTB Group of Funds (the “Registrant”).  The Registration Statement was filed to register Class A and Class B shares of beneficial interest, without par value, of MTB Strategic Allocation Fund (the “Strategic Allocation Fund,” formerly the MTB Balanced Fund), a series of the Registrant, that will be issued to the shareholders of the MTB Managed Allocation Fund – Aggressive Growth (the “Aggressive Fund”), the MTB Managed Allocation Fund – Moderate Growth (the “Moderate Fund”) and the MTB Managed Allocation Fund – Conservative Growth (the “Conservative Fund” and, collectively with the Aggressive Fund and the Moderate Fund, the “Managed Allocation Funds” or “Acquired Funds”) each a series of the Registrant, in connection with the transfer of substantially all of the assets of the Managed Allocation Funds to the Strategic Allocation Fund in exchange for Class A and Class B shares of beneficial interest of the Strategic Allocation Fund pursuant to the Plans of Reorganization that will be voted on by shareholders of the Managed Allocation Funds at a meeting of shareholders that is currently scheduled to be held on May 27, 2010.

For your convenience, I have summarized each of your comments in bold, in the order that you provided them, and have set forth the Registrant’s response immediately below each comment. The revisions indicated below will be included in pre-effective amendment No. 1 to the Registrant’s Registration Statement filed on Form N-14.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪
Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”)  from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	Comment – In the “Overview,” page 4, remove the final sentence of the response to “Why are the Reorganizations being proposed?”

Response – We have complied with this comment.

2.
Comment –  On page 7, revise the answer to the question “Will I have to pay any front-end sales charges on shares received in the Reorganization?” to disclose whether subsequent purchases of the Acquiring Fund’s shares will be subject to sales charges, and if those charges will be higher than they are for the Managed Allocation Funds.

Response – We have complied with this comment.

3.	Comment – Will Target Fund securities be sold prior to the merger? If so, disclose in the Q&A section (p. 7-9), and note that there will be capital gains and tax consequences.

Response – No, Target Fund securities will not be sold in anticipation of the merger.  As such, we have not added disclosure to the Q&A section.

4.             Comment – In the expense table on page 16, replace 4/30/09 numbers with 10/31/09 numbers.

Response –   We have complied with this comment.

5.	Comment – Revise footnote 1 to the expense table on page 16 to include information on any waiver for the Acquiring Fund.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

                                Response – We have complied with this comment.

6.
Comment –  Revise footnote 5 to the expense table such that the table disclosing fee waiver information is less prominent than the fee table itself.  Consider placing Class A and Class B side-by-side underneath each Fund’s name and in a smaller font.

Response – We have complied with this comment.

7.
Comment –  Add a footnote to the expense table on page 17 disclosing the highest possible pro-forma expense ratio assuming that only one Fund merges into the Balanced Fund, if the expenses under such a scenario are higher than the pro-forma expenses currently disclosed.

Response –   As we explained during the March 5 telephone call, the only possible merger of one Fund into the Balanced Fund would involve the Moderate Fund.  If the Aggressive Fund or Conservative Fund is the lone Acquired Fund to approve the merger, the reorganization will not proceed. Therefore, we have calculated the expenses assuming a merger of only the Moderate Fund into the Balanced Fund.  As those calculated expenses were lower than the pro-forma expenses as stated in the N-14, we have not added a footnote to the expense table.

8.
Comment –  In the “Comparison of Fund Performance” table on page 19, consider adding a footnote explaining that the performance numbers for the Strategic Allocation Fund relate to the period before its investment strategy changed.

Response –   We will add the footnote as recommended.

9.            Comment – In the Pro Forma Combined Statement of Investments, identify any securities to be sold prior to the merger.

Response –   Target Fund securities will not be sold in anticipation of the merger.

10.           Comment – In the Pro Forma Combined Statement of Investments, change the references to the “MTB Balanced Fund” to “MTB Strategic Allocation Fund.”

Response –   We have complied with this comment.

* * *

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8412 or in my absence, Cillian Lynch at (202) 419-8416.

Very truly yours,

/s/ Alison M. Fuller
Alison M. Fuller, Esquire

cc:           Jeffrey M. Seling
Bruce G. Leto, Esquire
Cillian M. Lynch, Esquire